Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Expedia Holdings, Inc.:

We consent to the incorporation by reference in the following registration statements of Liberty Expedia Holdings, Inc. (as defined in note 1) of our report dated February 28, 2017, with respect to the consolidated balance sheets of the Liberty Expedia Holdings, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations,  comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10‑K of the Liberty Expedia Holdings, Inc.

Description	Registration Statement No.	Description
S-8	333-214679	Liberty Expedia Holdings, Inc. Transitional Stock Adjustment Plan; Liberty Expedia Holdings, Inc. 2016 Omnibus Incentive Plan

/s/ KPMG LLP

Denver, Colorado
March 1, 2017